**LEGION M ENTERTAINMENT, INC.**



**EXPLANATORY NOTE**

**This Supplement to the Offering Memorandum should be read in conjunction with the Offering Memorandum dated October 18, 2019 and the Supplement to the Offering Memorandum dated November 6, 2019 and is qualified by reference to the Offering Memorandum and Supplement except to the extent that the information contained herein supplements the information contained in the Offering Memorandum.**

**The Offering Memorandum is available here: https://www.sec.gov/Archives/edgar/data/1674163/000114420419015156/tv516478_partiiandiii.htm; and the Supplement is available here: https://www.sec.gov/Archives/edgar/data/1674163/000110465919061019/tv531975_ex99.pdf.**

**SUPPLEMENT TO OFFERING MEMORANDUM DATED OCTOBER 18, 2019**
**THIS SUPPLEMENT IS DATED APRIL 16, 2020**

We have determined to extend the offering period to April 29, 2020.

# COVID-19

Like every other company on the planet right now (April, 2020), Legion M faces a great deal of uncertainty regarding potential impacts of the unprecedented societal and economic shifts precipitated by the COVID-19 pandemic. We wanted to take a moment to share our current view of the situation, and talk about some of the steps we've taken to face it.

**WHAT WE'RE SEEING:**
From an industry perspective, we're as bullish as ever on the long-term potential of Legion M (though as always, please read our "Risk Factors"). The entertainment industry isn't going anywhere, and if history is any guide it will likely flourish as humankind deals with COVID-19. Some areas of the industry (e.g. theatrical releases) will likely suffer while other areas (e.g. online streaming) will likely grow, but on the whole, we firmly believe that the need to "escape reality" and bring light into dark times is universal. And as a small, nimble startup we believe Legion M is well positioned to adapt and navigate turbulent waters.

**Merchandise**
To date (April 2020), we haven't seen a substantial impact to our 2020 merchandising revenues, although we expect that could change. Sales of merchandise from the Legion M online store are up compared to 2019 as we've expanded our offerings, but sales from brick and mortar retailers (e.g. Hot Topic) and in-venue sales at events (e.g. Comic-Cons) have been severely impacted, and face an uncertain future. Neither of these were significant revenue streams in 2019, but we were expecting them to be a growing part of our revenues in 2020.

**Existing Projects/Investments**
As of this writing (April 2020), it doesn't appear that any of our existing film projects have been severely impacted, although we were very fortunate timing-wise when it comes to the *Jay and Silent Bob Reboot Roadshow* (which finished in January) and the shooting of the film *Archenemy* (which also wrapped in January). Had the virus hit a couple months earlier, we could have seen substantial impacts to both of those investments. Impact on the release of *Archenemy,* which was originally slated to come out later this year, remains to be seen.

**Future Projects/Investments**
The impact on potential future film projects remains to be seen. Some of the tactics we've used in the past to promote movies (e.g. Comic-Con activations and opening weekend meet-ups) may not be possible for some time, and even then it's possible that more distributors will dramatically change their release strategies (e.g. opting to release films directly to digital rather than into theaters). That said, the need to market films is just as important for online distribution as it is for theatrical distribution, and many of the tactics Legion M uses (e.g. grassroots social sharing, viewing kits, online Q&A's, etc.) will likely become even more important than ever. As you can see in the "WHAT WE'RE DOING" section below, we're doubling down on the areas we believe will be most effective moving forward.

To date (April 2020), we've had one project impacted that was expected to generate revenue in 2020. The project -- a partnership with a distributor for a film we found at Sundance Film Festival using our FILM SCOUT app -- was in the final contract phase when the virus hit, but is currently on hold pending a new release plan. The distributor has told us that they still plan to move forward with Legion M, but without a release plan or signed contract it's difficult to say for certain when or even if that will happen, or how the terms might change based on the new release landscape.

**Development Projects**
As for the development side of our business (i.e. projects like "The Emperor's Blades" that we're trying to package and/or sell), we have not seen a substantial impact to our business prospects. We were working with Endeavor Content to set pitch meetings for one of our TV projects just about the time widespread lockdown measures went into effect, and while this resulted in a delay of a few weeks those materials are now going out and the pitch meetings are being set (over Zoom rather than face to face!). All signals we've seen are that buyers are still buying, and it stands to reason that streamers are as hungry for new content as they've ever been. One step that we've taken is increasing our focus and resources for projects that can be done with social distancing restrictions in place (e.g. diverting focus from projects with a near-term need for large crews, sets, or face to face interaction and refocusing on projects that can move forward while respecting social distancing guidelines).

**Fundraising**
We believe that the biggest potential threat of COVID-19 for Legion M is on our fundraising. While we're as bullish as ever on the long term potential for what we're doing, we're also a startup company, which means our ongoing operations are reliant upon raising funds from investors. Further, as a company whose competitive advantage is measured by the size of its community, we believe it's important for us to continue growing the Legion.

We've seen very mixed signals over the past month or two on the fundraising front. Many public reports indicate that equity-crowdfunding is growing -- potentially as a reaction to short-term volatility in the stock market and/or the fact that people have more time to spend at home surfing the internet and exploring things that interest them. That said, in a time where many people are looking at significant reduction in wages and other economic hardships, spending $100 to make a long-term investment in a high risk startup may be a luxury that some can no longer afford.

In our own fundraising we've seen a lot of volatility -- periods where our traditional acquisition methods perform very well followed by others where they perform very poorly. This is an area that we're monitoring very closely, and actively taking steps (including some of those listed below) to learn and adapt to the new environment..

**WHAT WE'RE DOING**
In mid March 2020, Legion M developed a 90-day plan for adapting to potential disruptions caused by COVID-19. As of this writing (April 2020), the following steps have been implemented:

- We've cut back wherever possible to extend our cash runway. We've eliminated and/or dramatically reduced non-essential contractors, slashed spending on travel, and furloughed two part-time employees.
- We've implemented voluntary staff pay cuts. As a team we decided we were all willing to take voluntary pay cuts to give Legion M the best chance of surviving this difficult time. Our CEO Paul Scanlan agreed to a 50% pay reduction, while most other employees (including board members Jeff Annison and Terri Lubaroff) agreed to a 20% reduction.
- We've filed for a loan made available under the Paycheck Protection implemented under the CARES Act. This loan will allow us to borrow up to nearly $140,000 from the SBA to fund payroll. If we're able to meet certain conditions, most or all of the loan will be forgiven. As of this writing we've been told our application has been accepted by the bank and is "processing" with the SBA, but given the current state of the program (the SBA recently announced it has run out of funds) it's not clear if or when we will receive anything. We've also applied for an EIDL loan, but as of this writing, we have not received any feedback on our application.
- We launched a Twitch channel. In early April, we soft launched the LegionMOfficial channel on Twitch.com in an effort to engage our community online and potentially develop a new revenue stream through subscriptions and advertising.
- We're exploring a number of new "COVID-resistant" marketing channels (e.g. strategic partnerships, affiliate sales, etc.) that we believe will help grow our community and market our projects and initiatives.
- We've shifted our development focus away from projects that have near-term requirements for large crews, sets etc and redirected towards projects that can be developed and produced under social distancing guidelines.
- We've refocused merchandising efforts away from in-person events (e.g. Comic-Cons) and towards online growth, including accelerating plans to launch an affiliate program.
- We've been working with Endeavor Content to identify and connect with partners that could be a good fit for strategic funding
- We're partnering with Collider, Kaleidoko, and Experience Level Entertainment to launch an online comic con named "Virtual Fan Expo" in an effort to fill some of the hole created by cancelled Comic-Cons around the country.